Sparrow Interactive LLC

Balance Sheet as of September 15, 2020

(Unaudited)

Contents

Balance Sheet

Sparrow Interactive, LLC
As of Sep 15, 2020

Liabilities + Equity	2020-09-15
Equity	
Net Income	0.00
Total Equity	**$0.00** USD
TOTAL LIABILITIES + EQUITY	**$0.00** USD

Profit and Loss

Sparrow Interactive, LLC
Income Billed (USD)
For Jan 1, 2020 - Dec 31, 2020

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year Total
Income (Billed)*													
Sales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	–	–	–	0.00
Cost of Goods Sold	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	–	–	–	0.00
Gross Profit	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**–**	**–**	**–**	**$0.00** USD
Less Expenses													
Expenses	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	–	–	–	0.00
Total Expenses	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**–**	**–**	**–**	**$0.00** USD
Net Profit	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**–**	**–**	**–**	**$0.00** USD

*

Sparrow Interactive LLC

NOTES TO THE FINANCIAL STATEMENTS

As of September 15th, 2020

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF ACTIVITIES

Sparrow Interactive LLC (SI) intends to fund Darklin Wars through amounts raised under promissory notes that SI intends to issue in an offering under Regulation Crowdfunding under the Securities Act of 1933, as amended. After paying a percentage to the crowdfunding platform, SI will retain the remaining proceeds.

BASIS OF ACCOUNTING

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BALANCE SHEET CLASSIFICATION

The Company includes in current assets and liabilities retainage amounts receivable and payable under construction contracts, which may extend beyond one year. A one-year time period is used as the basis for classifying all other current assets and liabilities.

CASH AND CASH EQUIVALENTS

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

INVESTING ACTIVITIES

Investing activities include making and collecting loans, purchasing and selling debt orequity instruments of other reporting entities, and acquiring and disposing of property, plant, and equipment and other productive assets used in the production of goods or services.

FINANCING ACTIVITIES

Financing activities include borrowing money and repaying or settling the obligation, and obtaining equity from owners and providing owners with a return on, or return of, their investment.

STOCKHOLDERS' EQUITY

No stock was issued, nor dividends paid for the periods under review.